Filed Pursuant to Rule 424(b)(3)
File No. 333-168173

PROSPECTUS SUPPLEMENT NO. 2 DATED JULY 6, 2011
TO THE PROSPECTUS DATED APRIL 11, 2011

RODOBO INTERNATIONAL, INC.

In order to reflect transfers of warrants by certain Selling Stockholders, the table of Selling Stockholders in the Selling Stockholders Section of the prospectus, which forms part of the Registration Statement on Form S-1 (File No. 333-168173), is hereby supplemented as follows:

SELLING STOCKHOLDERS

     This prospectus covers the resale from time to time by the Selling Stockholders identified in the table below of:

●	Up to 1,111,112 issued and outstanding shares of Common Stock sold in the Private Placement;
●	Up to 555,556 shares of Common Stock issuable upon exercise of warrants sold in the Private Placement;
●	Up to 53,333 shares of Common Stock issuable upon exercise of warrants issued to Rodman for services rendered as lead placement agent in connection with the Private Placement; and
●	Up to 13,333 shares of Common Stock issuable upon exercise of warrants issued to FT Global for services rendered as co-placement agent in connection with the Private Placement.

Pursuant to the registration rights agreement executed in connection with the Private Placement, we have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, under the Securities Act to register these resales.  The Selling Stockholders identified in the table below may from time to time offer and sell under this prospectus any or all of the shares of Common Stock described under the column “Shares of Common Stock Being Offered in the Offering” in the table below.

The table below has been prepared based upon the information furnished to us by the Selling Stockholders.  The Selling Stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act.  Information concerning the Selling Stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.  We cannot provide an estimate as to the number of shares of Common Stock that will be held by the Selling Stockholders upon termination of the offering covered by this prospectus because the Selling Stockholders may offer some or all of their shares of Common Stock under this prospectus.

Except for Rodman & Renshaw, LLC, FirsTrust Group, Inc., FT Global Capital, Inc., Noam Rubinstein and Tariq Jawad, no Selling Stockholder is a FINRA registered broker-dealer or affiliate of a broker-dealer. Any Selling Stockholders who are affiliates of broker-dealers and any participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such Selling Stockholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Stock.

The following table sets forth the name of each Selling Stockholder, the nature of any position, office or other material relationship, if any, which the Selling Stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, and the number of shares of our Common Stock beneficially owned by the stockholder before this offering.  The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under these rules, beneficial ownership includes any shares of Common Stock as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Selling Stockholder	Shares of Common Stock Owned Before this Offering	Shares of Common Stock Underlying Warrants Owned Before This Offering	Shares of Common Stock Being Offered in this Offering	Shares of Common Owned Upon Completion of this Offering (a)	Percentage of Common Stock Outstanding Upon Completion of this Offering (b)
Whitebox Multi Strategy Partners, L.P. (1)	157,407	92,952	249,999	0	-
Whitebox Small Cap Long Short Equity Partners, L.P. (2)	27,778	0	27,778	0	-
CNH Diversified Opportunities Master Account, L.P. (3)	100,000	50,000	150,000	0	-
Chestnut Ridge Partners, LP (4)	111,111	55,555	166,666	0	-
Iroquois Master Fund Ltd. (5)	37,037	18,518	55,555	0	-
The USX China Fund (6)	37,000	18,500	55,500	0	-
Alpha Capital (7)	179,036	55,556	166,667	67,925	*
Empery Asset Master, LTD (8)	92,592	46,296	138,888	0	-
Hartz Capital Investments, LLC (9)	92,592	46,296	138,888	0	-
Hudson Bay Fund LP (10)	26,963	13,482	40,445	0	-
Hudson Bay Overseas Fund LTD (11)	47,112	23,556	70,668	0	-
Rodman & Renshaw, LLC (12)	148,186	119,426	267,612	0	-
Cranshire Capital LP (13)	80,928	40,464	121,392	0	-
Freestone Advantage Partners LP (14)	4,258	2,129	6,387	0	-
FirsTrust Group, Inc. (15)	37,037	18,519	55,556	0	-
FT Global Capital, Inc. (16)	0	13,333	13,333	-	-
Noam Rubinstein (17)	0	4,000	4,000	-	-
Tariq Jawad (18)	0	4,000	4,000	-	-

*	Less than 1%

(a)
Assumes all of the shares of Common Stock to be registered on the registration statement of which this prospectus is a part, including all shares of Common Stock underlying warrants held by the Selling Stockholders, are sold in the offering.

(b)
Applicable percentage ownership is based on the sum of (i) 28,273,266 shares of Common Stock outstanding as of June 28, 2011, and (ii) 622,222 shares of Common Stock issuable upon exercise of all of the outstanding warrants to purchase Common Stock issued in the Private Placement.

(1)
Andrew J. Redleaf is the managing member of Whitebox Advisors, LLC, which is the General Partner of Whitebox Multi Strategy Partner, L.P. and as such has voting and investment control over the securities held by Whitebox Multi Strategy Partner, L.P.

(2)
Andrew J. Redleaf is the managing member of Whitebox Advisors, LLC, which is the General Partner of Whitebox Small Cap Long Short Equity Partners, L.P. and as such has voting and investment control over the securities held by Whitebox Small Cap Long Short Equity Partners, L.P.

(3)	CNH Partners, LLC has voting and investment control over the securities held by CNH Diversified Opportunities Master Account, L.P.
(4)	Kenneth Pasternak has voting and investment control over the securities held by Chestnut Ridge Partners, LP.
(5)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital as investment manager to IMF, they may be deemed to have voting control and investment discretion over securities held by each of the Iroquois Funds.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securites held by each of the Iroquois Funds.

(6)	Stephen L. Parr has voting and investment control over the securities held by The USX China Fund.
(7)	Konrad Ackermann has voting and investment control over the securities held by Alpha Capital. Alpha Capital was the beneficial owner of 67,925 shares of Common Stock prior to the Private Placement.
(8)
Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd ("EAM"), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(9)
Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC ("HCI"), has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(10)
Hudson Bay Capital Management, L.P., the investment manager of Hudson Bay Fund LP, has voting and investment power over these securities.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management, L.P.  Sander Gerber disclaims beneficial ownership over these securities.

(11)
Hudson Bay Capital Management, L.P., the investment manager of Hudson Bay Overseas Fund LTD, has voting and investment power over these securities.  Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management, L.P.  Sander Gerber disclaims beneficial ownership over these securities.

(12)	Greg Dow has voting and investment control over the securities held by Rodman & Renshaw, LLC.

(13)
Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital LP (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(14)
Downsview Capital, Inc. (“Downsview”) is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares held in such account which are being registered hereunder.

(15)	Patrick Ko has voting and investment control over the securities held by FirsTrust Group, Inc.
(16)	Patrick Ko has voting and investment control over the securities held by FT Global Capital, Inc.
(17)
The warrant held by Noam Rubinstein represent a portion of the warrant to purchase 53,333 shares Common Stock issued to Rodman & Renshaw, LLC for its services as lead placement agent in connection with the Private Placement.  Noam Rubinstein is the Managing Director of Rodman & Renshaw, LLC.

(18)
The warrant held Tariq Jawad represent a portion of the warrant to purchase 53,333 shares Common Stock issued to Rodman & Renshaw, LLC for its services as lead placement agent in connection with the Private Placement.  Tariq Jawad is the Managing Director of Rodman & Renshaw, LLC.